SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 14D-1
                                (Amendment No. 21)
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934

                                   Conrail Inc.
                             (Name of Subject Company)

                           Norfolk Southern Corporation
                         Atlantic Acquisition Corporation
                                     (Bidders)

                      COMMON STOCK, PAR VALUE $1.00 PER SHARE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                    208368 10 0
                       (CUSIP Number of Class of Securities)

                         SERIES A ESOP CONVERTIBLE JUNIOR
                        PREFERRED STOCK, WITHOUT PAR VALUE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                   NOT AVAILABLE
                       (CUSIP Number of Class of Securities)

                               JAMES C. BISHOP, JR.
                           EXECUTIVE VICE PRESIDENT-LAW
                           NORFOLK SOUTHERN CORPORATION
                              THREE COMMERCIAL PLACE
                           NORFOLK, VIRGINIA 23510-2191
                             TELEPHONE: (757) 629-2750
             (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidder)

                                  with a copy to:
                               RANDALL H. DOUD, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 919 THIRD AVENUE
                             NEW YORK, NEW YORK 10022
                             TELEPHONE: (212) 735-3000


              This Amendment No. 21 amends the Tender Offer Statement on
    Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

    ITEM 10. ADDITIONAL INFORMATION.

              Item 10 is hereby amended and supplemented by the following:

              (e) On December 13, 1996, Plaintiffs in the Pennsylvania Litigation filed a Motion for Leave to File their Third Amended Complaint (the "Third Amended Complaint") and a Motion for Preliminary Injunction. The Third Amended Complaint would withdraw two counts relating to the originally scheduled November 14, 1996 special meeting of the Company's shareholders as moot, and would add the following additional claims: (i) that Defendants' stated intention not to convene the special meeting of the Company's shareholders scheduled for December 23, 1996 constitutes a breach of fiduciary duty; (ii) that Defendants' stated intention to successively postpone the vote of the Company's shareholders scheduled for December 23, 1996 until such shareholders submit to Defendants' will constitutes fraudulent and fundamentally unfair conduct; (iii) that Section 5.1(b) of the CSX Merger Agreement, as amended by the Amendment, constitutes a breach of fiduciary duty in that it purports to delegate the Company directors' fiduciary responsibilities relating to the processes of corporate democracy, and, alternatively, that Section 5.1(b) is void and ultra vires; (iv) that consummation of the CSX Offer caused a "control transaction" to occur with respect to the Company pursuant to Subchapter 25E of the PBCL, thus obligating the group consisting of CSX, the Company directors and certain executive officers of the Company to pay to each demanding Company shareholder at least $110 cash per share; and (v) that Defendants' public statements suggesting that the CSX merger consideration might be improved is misleading and constitutes a violation of the federal securities laws. Plaintiffs' Motion for Preliminary Injunction seeks an order barring Defendants from postponing the vote of the Company's shareholders scheduled for December 23, 1996.

    ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

              Item 11 is hereby amended and supplemented by the following:

              (a)(58) Text of Advertisement appearing in newspapers commencing December 13, 1996.

              (a)(59) Text of Advertisement appearing in newspapers commencing December 13, 1996.

              (a)(60)   Press Release issued by Parent on December 13, 1996.


                                 SIGNATURE

              After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  December 13, 1996

                                      NORFOLK SOUTHERN CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.

                                      Name:  James C. Bishop, Jr.
                                      Title: Executive Vice President-Law

                                      ATLANTIC ACQUISITION CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.

                                      Name:  James C. Bishop, Jr.
                                      Title: Vice President and General
                                               Counsel



                               EXHIBIT INDEX

  Exhibit
  Number                  Description

  (a)(58) Text of Advertisement appearing in newspapers commencing December 13, 1996.

  (a)(59) Text of Advertisement appearing in newspapers commencing December 13, 1996.

  (a)(60)     Press Release issued by Parent on December 13, 1996.